Mail Stop 4561

September 19, 2008

Robert V. LaPenta
President and Chief Executive Officer
L-1 Identity Solutions, Inc.
177 Broad Street, 12th Floor
Stamford, CT 06901

> **Re: L-1 Identity Solutions, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed February 28, 2008**
> **File No. 001-33002**

Dear Mr. LaPenta:

We have reviewed your response letter dated September 10, 2008 and have the following comments.

General

1. We note that your counsel provided, on behalf of the company, the acknowledgements that we requested in your response to our letter dated August 29, 2008. In your next response, please provide the acknowledgements directly from the company.

Form 10-K for the Fiscal Year Ended December 31, 2007

Exhibits

2. We note your response to comment 3 of our letter dated August 29, 2008 stating that while you did file the Toppan Agreement you have determined that you do not need to file any other limited or single source supplier agreements. However, you have not provided us with an analysis to support your conclusion. Please respond by providing us with specific information as to the nature of the limited and single source supplier agreements. Also provide a quantitative analysis supporting your conclusion that you are not substantially dependent upon any of those agreements. In this regard, it is unclear from your response what standard you applied in deciding to file the Toppan Agreement and not to file the other agreements.

You may contact Jan Woo, Staff Attorney, at (202) 551-3453. If you require further assistance you may contact me at (202) 551-3457. If, thereafter, you need further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

Maryse Mills-Apenteng
Staff Attorney

cc: Marita A. Makinen
        Weil, Gotschal & Manges LLP
        (212) 310-8007